

April 28, 2011

Mr. Edward J. Rapp
Chief Financial Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

> **Re:** **Caterpillar Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-00768**

Dear Mr. Rapp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

General

1.	We note from your 2010 annual proxy statement that you do business in Syria and note from M. Essat Jallad & Fils' website that it is the sole Caterpillar dealer in Syria, Lebanon and Jordan. We also note from Sudanese company DAL Group's website that it distributes and markets Caterpillar products and that it represents 38 international brands in Sudan including Caterpillar. Syria and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about business in Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts Syria and Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Syria or Sudan or entities controlled by these governments.

2.	Please provide the same information regarding your contacts with Iran since your letters to us of October 17, 2005 and December 16, 2005. We note that your Form 10-K does not provide disclosure about business in Iran, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. We also note March 2010 news articles stating that you were prohibiting non-U.S. subsidiaries from accepting orders known to be headed to Iran. Please clarify whether you have any remaining contractual obligations or legacy business in Iran.

3.	Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. For example, we note that a 2005 news article discussing a signed bill in Illinois that would force state pension funds to divest themselves of any company doing business in Sudan mentions Caterpillar.

Financial Statements

Note 1. C. Sales and revenue recognition, page A-11

4.   In future filings your revenue recognition policy should also discuss how you considered whether persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured in your policy. Refer to SAB Topic 13.A.1 and 13B.

5.   We reference the discussion on page 2 that you are one of the world's largest remanufactures. In future filings, please disclose your accounting policy for your remanufacturing products and services, including your accounting for the returned cores.

Note 5. Income Taxes, page A-23

6.   We note your disclosures on page A-24 regarding your earnings in non-U.S. subsidiaries. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b). Specifically, please explain the impact on your tax liability if you repatriated foreign earnings and also provide the cumulative amount of foreign subsidiary earnings for which U.S. income taxes has not been provided.

Note 6. Cat Financial Financing Activities, page A-26

D. Securitized Retail Installment Sale Contracts and Finance Leases, page A-31

7.   We refer to your disclosure that Cat Financial may provide reserve support for asset-backed securitizations. Please tell us the amount of any reserve support provided for the periods presented.

Note 7. Inventories, page A-33

8.   Please tell us whether your remanufacturing business has significant commitments related to core repurchases.

Note 21. Environmental and legal matters, page A-61

9.   With respect to the loss contingencies disclosed here and the tax appeals contingency on page A-26 in future filings, please disclose an estimate of the range of loss or state that such estimate cannot be made. Refer to FASB ASC

450-20-50-4. Please also tell us how your disclosures consider the guidance from SAB Topic 5-Y; specifically refer to the last paragraph of question 2.

Note 22. Segment information, page A-62

10.   We refer to your geographical segment disclosures on page A-73. Please tell us whether revenue from any individual foreign country was material and how you considered whether you should disclose those separately. Also, please tell us how you considered including additional geographic disclosure similar to that included in MD&A, such as on page A-81. Refer to FASB ASC 280-10-50-41(a).

Management's Discussion and Analysis…, page A-80

Liquidity and Capital Resources, page A-103

11.   We refer to your disclosure on page A-111 that you have undistributed profits that are indefinitely reinvested outside the U.S. If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to the cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief